FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on power generation for the first half of 2010 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on July 15, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION INCREASES 38.01%
FOR THE FIRST HALF YEAR OF 2010

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the ÒCompanyÓ) announced its power generation for the first half of 2010.

According to the Company’s preliminary statistics, as of 30 June 2010, the Company’s total domestic power generation within China on consolidated basis amounted to 118.836 billion kWh, representing an increase of 38.01% over the same period last year. Accumulated on-grid electricity sold amounted to 112.014 billion kWh.The increase in power generation of the Company was mainly attributable to the following reasons:

1.
the Company has increased its sales efforts, thereby grasping the growth trend of the national economy in 2010 and the favourable conditions for substantial increase in the national electricity demand, expanding various marketing channels and increasing power generation;

2.
under the impact of the global financial crisis, the national electricity demand for the first half year of 2009 was depressed. The base number of the power generation was relatively lower, resulting in a relatively higher growth in 2010 as compared to the same period of last year; and

3.	the electricity generation contributable by the newly operating generating units and the newly acquired power plants during the second half year of 2009.

The power generation/on-grid electricity sold by each of the Company’s domestic power plants in the first half of 2010 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first half year of 2010	Power generation for the first half year of 2009	Change	On-grid electricity sold for the first half year of 2010

Liaoning Province
Dalian	4.160	3.739	11.26%	3.968
Dandong	1.927	1.962	-1.78%	1.835
Yingkou	4.918	4.394	11.93%	4.624
Yingkou Co-generation	1.811	—	—	1.684
Inner Mongolia
Huade Wind Power	0.074	—	—	0.073
Hebei Province
Shang’an	6.564	5.925	10.78%	6.174
Gansu Province
Pingliang	4.017	2.398	67.51%	3.804
Beijing
Beijing Co-generation	2.312	1.963*	17.78%	2.033
Tianjin
Yangliuqing Co-generation	3.045	2.760*	10.33%	2.832
Shanxi Province
Yushe	2.490	2.095	18.85%	2.300
Shandong Province
Dezhou	7.610	6.678	13.96%	7.179
Jining	2.495	1.082	130.59%	2.313
Xindian	1.645	1.723	-4.53%	1.548
Weihai	1.903	1.684	13.00%	1.791
Rizhao Phase II	3.771	2.989	26.16%	3.585
Henan Province
Qinbei	6.673	5.693	17.21%	6.312

Jiangsu Province
Nantong	4.057	3.382	19.96%	3.881
Nanjing	1.796	1.548	16.02%	1.695
Taicang	5.849	5.518	6.00%	5.508
Huaiyin	3.981	3.177	25.31%	3.749
Jinling (Combined-cycle)	0.941	1.314	-28.39%	0.919
Jinling (Coal-fired)	3.297	—	—	3.135
Qidong Wind Power	0.114	0.089*	28.09%	0.112
Shanghai
Shidongkou First	3.720	3.329	11.75%	3.504
Shidongkou Second	3.041	3.166	-3.95%	2.922
Shanghai Combined-cycle	0.533	0.116	359.48%	0.520
Chongqing
Luohuang	6.301	4.639	35.83%	5.800
Zhejiang Province
Changxing	0.866	0.692	25.14%	0.797
Yuhuan	10.338	8.890	16.29%	9.851
Hunan province
Yueyang	2.697	1.897	42.17%	2.509
Jiangxi Province
Jinggangshan	3.772	1.274	196.08%	3.593
Fujian Province
Fuzhou	2.844	3.770	-24.56%	2.707
Guangdong Province
Shantou Coal-fired	3.649	3.033	20.31%	3.413
Haimen	5.625	—	—	5.344

Total	118.836	86.107	38.01%	112.014

*
The figures relating to the power generation of Beijing Co-generation Power Plant, Yangliuqing Co-generation Power Plant and Qidong Wind Power Plant for the first half year of 2009 are included for reference only and were not accounted for in the Company’s total power generation for the first half year of 2009.

The accumulated power generation of Tuas Power Limited in Singapore for the first half year of 2010 accounted for a market share of 24.5% in Singapore, representing an increase of 0.4 percentage points as compared to 24.1% of the same period last year.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
15 July 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

	Name:	Gu Biquan
	Title:	Company Secretary

Date:    July 15, 2010